Exhibit 99.1

CollPlant Reports Second Quarter 2019 Financial Results and

Provides Business Update

Rehovot, September 26, 2019, CollPlant (NASDAQ:CLGN), a regenerative medicine company, today announced financial results for the second quarter ended June 30, 2019 and provided an update on the Company’s business developments. Certain metrics, including those expressed on an adjusted basis, are non-GAAP measures. See “Use of Non-IFRS (non-GAAP) Measures” below.

CollPlant reported revenues of $606,000 for the second quarter of 2019, an increase of 232% compared to $182,000 in the second quarter of 2018. The Company ended the second quarter of 2019 with $1.7 million in cash and cash equivalents, and received additional funds of $5.5 million in September, through purchase agreements with certain investors. Comprehensive loss for the second quarter of 2019 was $1.5 million, or $0.33 per share.

"During the second quarter of 2019, we continued advancing our 3D bioprinting collaboration with United Therapeutics Corporation (NASDAQ: UTHR) which is using CollPlant's rhCollagen-based BioInk to 3D bioprint lung scaffolds with the longer-term goal of enabling an unlimited supply of transplantable lungs for patients with serious medical conditions," said Yehiel Tal, CollPlant's Chief Executive Officer. “Furthermore, we are developing collaborations with leading companies that are developing 3D bioprinted tissues, and we continue to engage with large international healthcare companies that seek to implement our revolutionary technology in their product pipeline.”

"The $5.5 million round we recently received is intended to support the advancement of our pipeline in the fields of medical aesthetics and 3D bioprinting of tissues and organs. We are very pleased to have entered into this transaction with Ami Sagi, who increased his stake in CollPlant as our largest shareholder, and we are equally pleased to welcome a new group of U.S. investors who have deep expertise in 3D printing. Following shareholder approval of the transaction at a shareholders’ meeting scheduled for October 27, 2019, we expect our shareholders’ equity to be above $2.5 million on such date” stated Mr. Tal.

"We were excited with the development of our second product line for the medical aesthetics market, 3D bioprinted implants for breast regeneration. We believe our technology can eliminate the high risk for adverse events associated with permanent breast implants by providing a revolutionary alternative that enables the body to regenerate its own breast tissue. This technology is already raising interest from leading companies in the breast implant market," Mr. Tal continued.

"Our dermal filler product line, CollPlant’s first product for the medical aesthetics market, addresses the need for a more innovative way to treat wrinkles. This product line combines our proprietary plant-based, tissue regenerating rhCollagen with hyaluronic acid, a naturally-occurring, moisture-binding compound, widely used in dermal fillers today," added Mr. Tal.

“CollPlant’s revolutionary technology continued to gain recognition and validation in the scientific and medical communities. In April, Science Translational Medicine published a study showing a composite matrix based on CollPlant’s rhCollagen, that led to bone growth superior to the current standard of care for bone regeneration. In May 2019, CollPlant presented the utilization of its rhCollagen in the field of 3D bioprinting tissues and organs at the Annual Meeting of the Tissue Engineering and Regenerative Medicine International Society (TERMIS) European Union Chapter in Greece. In June 2019, results from a clinical study conducted with our VergenixFG advanced wound care product were presented at the 29th Conference of the European Wound Management Association. The data demonstrate remarkable wound closure rates achieved with single application use of VergenixFG,” Mr. Tal concluded.

Second Quarter 2019 Financial Results on IFRS basis (“GAAP”)

Revenues for the three months ended June 30, 2019 increased by 232% to $606,000, compared to $182,000 in the second quarter of 2018. Revenues were derived mainly from CollPlant’s BioInk for the development of 3D bioprinting of tissues and life savings organs, of which $280,000 relates to CollPlant’s license agreement with United Therapeutics, as well as sales of rhCollagen to CollPlant’s collaborator in the development of a product for the medical aesthetics markets.

The Company’s gross profit for the three months ended June 30, 2019 increased by 33% to $153,000 compared to $115,000 in the second quarter of 2018.

Total operating costs and expenses for the three months ended June 30, 2019 were $1.7 million, an increase of 13% compared to compared to $1.5 million in the second quarter of 2018. The net increase in the amount of $200,000 is mainly attributed to in the development of products for 3D bioprinting and medical aesthetics market.

Operating loss was for the three months ended June 30, 2019 was $1.6 million, an increase of 14% compared to an operating loss of $1.4 million in the second quarter of 2018.

Financial income, net for the three months ended June 30, 2019 was $68,000, a decrease of $228,000 compared to financial expenses, net of $160,000 in the second quarter of 2018. The decrease is mainly due to non-cash re-evaluation expenses of the CollPlant’s warrants and the anti-dilution derivatives.

Comprehensive loss for the second quarter of 2019 was $1.5 million, or $0.33 per share, compared to a comprehensive loss of $1.7 million, or $0.36 per share, for the second quarter of 2018.

Cash used in operating activities during the six months ended June 30, 2019, was $2.5 million compared to $3.3 million in the six months ended June 30, 2018. As of June 30, 2019, cash and cash equivalents totaled $1.7 million.

Cash used in investing activities during the six months ended June 30, 2019, was $915,000 compared to $646,000 in the six months ended June 30, 2018. The increase is mainly attributed to the establishment of CollPlant's new headquarters and R&D center in Rehovot, Israel.

Second Quarter 2019 Financial Results on Non-IFRS Basis (“non-GAAP”)

On a non-GAAP basis, the operating costs and expenses for the second quarter of 2019 were $1.6 million, compared to $1.2 for the second quarter of 2018. The comprehensive loss for the second quarter of 2019 was $1.7 million, or $0.37 per share, compared to $1.1 million, or $0.25 per share, for the second quarter of 2018. Non-GAAP measures exclude certain non-cash expenses. The table on page 8 includes a reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation reflects non-cash net income in the amount of $210,000 with respect to (i) change in fair value of financial instruments, (ii) share-based compensation to employees, directors and consultants and (iii) re-measurement of liability to the IIA.

Use of Non-IFRS (“non-GAAP”) Measures

This press release contains certain non-GAAP financial measures for operating costs and expenses, operating loss, comprehensive loss and basic and diluted comprehensive loss per share that exclude the effects of non-cash expense for fair market value attributed to services received through the Share Purchase Agreement, remeasurement of liability to the IIA, change in fair value of financial instruments, and share-based compensation to employees, directors and consultants. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive loss and loss per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” table on page 8 in this press release. This accompanying table on page 8 has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company's consolidated financial results as of, and for the six months ended June 30, 2019 are presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018
	U.S. dollars in thousands, except per share data
Revenue	1,200	407	606	182
Cost of Revenue	858	92	453	67
Gross Profit	342	315	153	115

Operating costs and expenses:
Research and development expenses, net:	1,672	1,932	797	641
General, administrative and marketing expenses	1,814	1,859	944	863
Total operating costs and expenses:	3,486	3,791	1,741	1,504
Operating loss	3,144	3,476	1,588	1,389
Financial income	-	(25)	(325)	(47)
Financial expenses	237	180	64	247
Exchange differences	177	11	193	(40)
Financial expenses (income), net	414	166	(68)	160
Loss for the period	3,558	3,642	1,520	1,549
Other comprehensive loss:
Currency translation differences	-	313	-	170
Total comprehensive loss for the period	3,558	3,955	1,520	1,719
Basic and diluted loss per ordinary share	0.76	*0.88	0.33	*0.36
Weighted average ordinary shares outstanding	4,660,862	*4,137,683	4,661,506	*4,348,579

 *After reverse split

COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30,	December 31,
	2019	2018
	U.S. dollars in thousands
Assets
Current assets:
Cash and cash equivalents	1,740	5,354
Accounts receivables:
Trade receivables	611	516
Other	294	334
Restricted deposit	11	154
Inventory	958	814
	3,614	7,172
Non-current assets:
Restricted deposit	163	155
Long term-receivables	-	18
Right-of-use assets	3,215	-
Property and equipment, net	2,239	1,407
Intangible assets, net	316	340
	5,933	1,920
TOTAL ASSETS	9,547	9,092

Liabilities and equity
Current liabilities
Loan	18	22
Accounts payable:
Trade payables	761	622
Accrued liabilities and other	679	631
Operating lease liabilities	604	-
Contract liabilities	1,235	970
	3,297	2,245
Non-current liabilities
Warrants at fair value	573	649
Derivatives	327	97
Royalties to the Israel Innovation Authority	196	316
Loan	18	22
Operating lease liabilities	3,004	-
Contract liabilities	304	980
	4,422	2,064
Total liabilities	7,719	4,309

Commitments and contingent liabilities	-	-

Equity:
Ordinary shares	1,583	1,580
Additional paid in capital and warrants	54,762	54,758
Currency translation differences	(1,008)	(1,008)
Accumulated deficit	(53,509)	(50,547)
TOTAL EQUITY	1,828	4,783
TOTAL LIABILITIES AND EQUITY	9,547	9,092

COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30,
	2019	2018
	U.S. dollars in thousands
Cash flows used in operating activities:
Loss for the period	(3,558)	(3,642)
Adjustments for:
Depreciation and amortization	541	155
Share-based compensation to employees, directors and consultants	596	607
Exchange differences on cash and cash equivalents	(44)	(17)
Change in fair value of financial instruments	154	725
Exchange differences on lease liabilities	298	-
Exchange differences on restricted cash	(10)	-
	(2,023)	(2,172)
Changes in operating asset and liability items:
Increase in trade receivables	(95)	(338)
Increase in inventory	(144)	(467)
Decrease (increase) in other receivables (including long-term receivables)	36	(55)
Increase (decrease) in trade payables (including long-term payables)	122	(144)
Increase (decrease) in accrued liabilities and other payables	91	(127)
Decrease in contract liabilities (including long-term contract liabilities)	(411)	-
Decrease in royalties to the IIA, including short term royalties	(118)	(32)
	(519)	(1,163)
Net cash used in operating activities	(2,542)	(3,335)

Cash flows from investing activities:
Restricted deposits	145	-
Purchase of property and equipment	(1,090)	(646)
Proceeds from sale of property and equipment	30	-
Net cash used in investing activities	(915)	(646)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants, less issuance expenses	-	1,509
Loan received	-	60
Loan paid	(8)	-
Principal elements of lease payments	(200)	(36)
Exercise of options into shares	7	-
Net cash provided by (used in) financing activities	(201)	1,533
Decrease in cash and cash equivalents	(3,658)	(2,448)
Cash and cash equivalents at the beginning of the period	5,354	5,139
Impact of exchange rate changes on cash and cash equivalents	44	(126)
Cash and cash equivalents at the end of the period	1,740	2,565
Appendix to the statement of cash flows
Non-cash investing activities:
Conversion of debentures and pre-paid warrants	-	3,739

CollPlant Holdings Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018
	USD in thousands

GAAP gross profit	342	315	153	115

GAAP operating costs and expenses:	3,486	3,791	1,741	1,504
Fair market value attributed to services received through the Alpha Agreement	-	442	-	-
Remeasurement of liability to the IIA	(125)	-	(125)	-
Share-based compensation to employees, directors and consultants	596	607	239	282
Non-GAAP operating costs and expenses:	3,015	2,742	1,627	1,222
GAAP operating loss	3,144	3,476	1,588	1,389
Non-GAAP operating loss	2,673	2,427	1,474	1,107
GAAP Comprehensive loss	3,558	3,642	1,520	1,549
Fair market value attributed to services received through the Alpha Agreement	-	442	-	-
Remeasurement of liability to the IIA	(125)	-	(125)	-
Change in fair value of financial instruments	108	290	(324)	191
Share-based compensation to employees, directors and consultants	596	607	239	282
Non-GAAP Comprehensive loss	2,979	2,303	1,730	1,076
GAAP Basic and diluted loss per ordinary share (USD)	0.76	0.88	0.33	0.36
Non-GAAP Basic and diluted loss per ordinary share (USD)	0.64	0.56	0.37	0.25